Exhibit 99.1

June 19, 2017

BY EMAIL, FAX AND OVERNIGHT MAIL

Rent-A-Center, Inc.

5501 Headquarters Drive

Plano, Texas 75024

Attn:	Steven L. Pepper, Chairman of the Board
Michael J. Gade, Director
Rishi Garg, Director
J. V. Lentell, Director

Gentlemen:

Engaged Capital, LLC (together with its affiliates, “Engaged Capital” or “we”) is the largest stockholder of Rent-A-Center, Inc. (“RCII” or the “Company”) with a 20.5% economic exposure to the Company. We pursued the election contest at the recently completed 2017 annual meeting of stockholders (the “Annual Meeting”) to ensure that the best interests of stockholders – the true owners of the Company – are appropriately represented in the boardroom.

Despite the decisive and unequivocal mandate for change that stockholders delivered to the Board of Directors (the “Board”) at the Annual Meeting via the resounding election of Engaged Capital nominees Jeffrey J. Brown, Mitchell E. Fadel and Christopher B. Hetrick, you, the remaining incumbent directors, appear committed to maintaining the status quo and ignoring the will of RCII’s stockholders.

Immediately following the conclusion of the Annual Meeting, Steven L. Pepper, who was named as Chairman of the Board following the ouster of Mark E. Speese, informed me that he would be leaving on a two-month vacation and would be unavailable until August. He further informed me that there was no need for the new Board to convene at any time prior to his return. It is simply unacceptable for the Board to shut down for at least a two-month period in blatant disregard for the outcome of the Annual Meeting. I find it hard to believe that the three other incumbent directors who are not as fortunate as Mr. Pepper to take a vacation for 1/6 of the calendar year are also unable to perform their fiduciary duties during this time period. I would expect that Messrs. Gade, Garg and Lentell are still working in June, July and early August and can, together with the newly elected directors, begin the process of executing on the mandate that stockholders voted for at the Annual Meeting.

Engaged Capital campaigned for stockholder friendly corporate governance and a commitment to openly and fairly evaluate ALL opportunities to enhance stockholder value to find the best path forward for ALL stockholders. The incumbent directors appear to be dragging their feet to frustrate what stockholders overwhelmingly voted for at the Annual Meeting. Since the announcement of the preliminary election results, we have received numerous inbound inquiries from interested parties and their advisors wondering when the Company will finally entertain their calls and hoping that the presence of new directors will expedite the culmination of the strategic review process that stockholders clearly and overwhelmingly voted for at the Annual Meeting.

Moreover, Engaged Capital has learned that there has been a delay in the onboarding of the recently elected directors. Engaged Capital recently voluntarily dismissed its claim in Delaware against the Company (without prejudice) regarding the manipulation of the record date and certain other matters in connection with the Annual Meeting. Despite the dismissal, Engaged Capital has been informed by Mr. Hetrick that RCII has demanded as a condition to his onboarding that he deliver a written acknowledgement from Engaged Capital stating that neither Engaged Capital nor any of its affiliates will re-file the lawsuit or assert any claims that were the subject of the lawsuit. In light of the incumbent Board’s actions to date, Engaged Capital must retain maximum flexibility and reserve all of its rights. In no way do we expect the onboarding of Mr. Hetrick and the other directors to be held hostage. Stockholders emphatically elected Messrs. Brown, Fadel and Hetrick at the Annual Meeting to serve as their fiduciaries – as the stockholders’ chosen representatives, they must be seated without delay and treated equally to the other members of the Board.

Further, the Board must reconstitute the Audit & Risk, Compensation, Nominating & Corporate Governance and Finance Committees of the Board with the newly elected directors. The failure to do so promptly is the height of irresponsibility and leaves the Company exposed to serious liability. We demand that the reconstituted committees be established by June 30, 2017.

Further, Engaged Capital is confident that the Company’s stockholders will not tolerate any attempts by you, the remaining incumbent directors, to establish an Executive Committee of the Board to conduct business without Messrs. Brown, Fadel and Hetrick or take any other action to ostracize them. Given your actions (better yet, inactions) to date, we feel compelled to remind you that you owe a fiduciary duty to stockholders…it is your obligation to act in stockholders’ best interests, not those of Mr. Speese.

It is our sincere hope that you face the reality of the results from the Annual Meeting and immediately begin working with the newly elected directors. To the extent you fail to do so, we are fully prepared to utilize all tools available at our disposal to protect stockholder value, including initiating legal action against the incumbent directors personally and individually.

Sincerely,

Glenn W. Welling

Engaged Capital, LLC